Farmers New World Life Insurance Company Legal Department 3003 77th Avenue S.E. Mercer Island, Washington 98040

Adam G. Morris Corporate Counsel Direct: 206/275-8193 Main: 206/275-8140 Fax: 206/275-8144

July 18, 2008

Via Edgar Filing

Ms. Sally Samuel U. S. Securities and Exchange Commission Washington, DC 20549

Re: Farmers New World Life Insurance Company Farmers Variable Life Separate Account A

Initial Registration Statement on Form N-6 for Farmers Essential Life Variable Universal Life File Nos. 333-149540 and 811-09507

Dear Ms. Samuel:

It was a pleasure speaking with you on Tuesday, July 15, 2008. Based on our conversation, we made the changes outlined below to the prospectus to be filed as part of the pre-effective amendment for our new product, Farmers EssentialLife Variable Universal Life.

1. Death Benefit

    The following sentence under the second bullet point was changed to bold text:

           If you do not choose a death benefit option, then the selection will automatically default to Option B.

     Please see page 3 of the revised prospectus.

2. Representative Insured: Riders

    The representative insured for the riders has been changed to reflect the same representative insured for all base Policy charges. Please see page 11 of the revised prospectus.

3. Annual Portfolio Operating Expenses Tables

    The column entitled “Underlying Fund Fees and Expenses” has been changed to “Acquired Fund Fees and Expenses”. Please see pages 13 and 14 of the revised prospectus.

Page 2 July 18, 2008 4. The Variable Account

    We added the word “earned” (italicized and underlined below for ease of reference) to the last sentence of the third paragraph under “The Variable Account” as follows:

          If the variable account’s assets exceed the required reserves and other liabilities, we may transfer to our general account the excess related to seed capital, as well as earned fees and charges to which we are entitled under the Policy.

Please see page 16 of the revised prospectus. 5. State Variations

   As discussed during our conversation and after further review, we deleted the “State Variations” section in its entirety. Please see page 22 of the revised prospectus. We also modified language in the sections identified below in an effort to address your concerns.
  Premium Flexibility (page 2): We modified language to remove unnecessary reference to the policy and to direct the customer to a particular section of the prospectus that identifies the limitations placed on a customer’s ability to determine the frequency and the amount of the premiums.
  Policy and Procedures Regarding Disruptive Trading and Market Timing (pages 41-42): We modified language in a couple of areas to remove unnecessary reference to the policy regarding market timing because any substantive information regarding limitations and our policies and procedures are contained in this section.

It is our goal to file the pre-effective amendment by the end of the July for a September 1, 2008 effective date. Thank you for your time and comments. Should you have any questions, please feel free to contact me at (206) 275-8193.

Sincerely yours,

Adam G. Morris Corporate Counsel

Enclosures